SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

HG Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $0.02 Per Share

(Title of Class of Securities)

42834P108

(CUSIP Number)

Steven A. Hale II Manager Hale Partnership Capital Management, LLC 2924 Archdale Drive Charlotte, NC 28210 (336) 552-6228	with a copy to Ryan M. Smith, Esq. Moore & Van Allen, PLLC 100 N. Tryon Street, Suite 4700 Charlotte, NC 28202 (704) 331-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 42834P108	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 3,550,315 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 3,550,315 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,550,315 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON OO; IA

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CUSIP NO. 42834P108	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP CAPITAL ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 2,824,851 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 2,824,851 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,824,851 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON OO

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CUSIP NO. 42834P108	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 2,364,295 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 2,364,295 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,364,295 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

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CUSIP NO. 42834P108	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS MGEN II – HALE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 132,055 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 132,055 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,055 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

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CUSIP NO. 42834P108	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS CLARK – HALE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 328,501 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 328,501 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 328,501 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

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CUSIP NO. 42834P108	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS STEVEN A. HALE II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 333,333 Shares of Common Stock
	8	SHARED VOTING POWER 3,550,315 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 3,550,315 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,883,648 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.0% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON IN

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CUSIP NO. 42834P108	Page 8 of 12 Pages

This Amendment No. 8 (this “Amendment No. 8”) amends and supplements the Schedule 13D originally filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission (the “SEC”) on February 9, 2017, as amended by (i) Amendment No. 1 thereto filed with the SEC on December 15, 2017, (ii) Amendment No. 2 thereto filed with the SEC on May 25, 2018, (iii) Amendment No. 3 thereto filed with the SEC on June 11, 2018, (iv) Amendment No. 4 thereto filed with the SEC on April 25, 2019, (v) Amendment No. 5 thereto filed with the SEC on May 17, 2019, (vi) Amendment No. 6 thereto filed with the SEC on July 8, 2019 and (vii) Amendment No. 7 thereto filed with the SEC on December 13, 2019 (the “Schedule 13D” and, as amended by this Amendment No. 8, this “Statement”). Except as amended and supplemented by this Amendment No. 8, the Schedule 13D remains unchanged. Capitalized terms used but not otherwise defined in this Amendment No. 8 shall have the meanings set forth in the Schedule 13D.

ITEM 1.	SECURITY AND ISSUER.

This Statement relates to the common stock, par value $0.02 per share (the “Common Stock”), of HG Holdings, Inc., a Delaware corporation formerly known as Stanley Furniture Company, Inc. (the “Company”). The Company’s principal executive offices are located at 2115 E. 7th Street, Suite 101, Charlotte, North Carolina, 28204.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Statement is filed by the following persons (the “Reporting Persons”):

Reporting Person	State of Organization
Hale Partnership Capital Management, LLC (“Hale Advisor”)	North Carolina
Hale Partnership Capital Advisors, LLC (“Hale GP”)	North Carolina
Hale Partnership Fund, L.P. (“Hale Fund I”)	Delaware
MGEN II – Hale Fund, L.P. (“Hale Fund II”)	Delaware
Clark – Hale Fund, L.P. (“Hale Fund III” and, together with Hale Fund I and Hale II, the “Hale Funds”)	Delaware
Steven A. Hale II (“Mr. Hale”)	n/a

The Reporting Persons’ beneficial ownership the Common Stock reported herein consists of (i) shares of Common Stock held directly by the Hale Funds, (ii) shares of Common Stock held in a discretionary separately managed account (the “Managed Account”) for which Hale Advisor serves as investment manager and (iii) restricted stock of the Company granted to Mr. Hale in his individual capacity as Chairman of the Company’s Board of Directors (the “Board”) and Chief Executive Officer of the Company under the Company’s 2012 Incentive Compensation Plan (the “2012 Company Plan”).

(b) The principal business and principal office address for each of the Reporting Persons is 2924 Archdale Drive, Charlotte, North Carolina, 28210.

(c) The principal business or occupation of each Reporting Person is as follows:

Reporting Person	Principal Business or Occupation
Hale Advisor	Investment manager of the Hale Funds
Hale GP	General partner of the Hale Funds
Hale Fund I	Investment Fund
Hale Fund II	Investment Fund
Hale Fund III	Investment Fund
Mr. Hale	Manager of Hale Advisor and Hale GP

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CUSIP NO. 42834P108	Page 9 of 12 Pages

(d) During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to any civil proceeding of any judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hale is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All purchases of the Common Stock held directly by the Hale Funds have been made by or on behalf of the Hale Funds using the investment capital of the Hale Funds. The aggregate purchase price of the Common Stock held directly by the Hale Funds was approximately $4,835,711 (excluding brokerage commissions and transaction costs).

The 725,464 shares of Common Stock held in the Managed Account were purchased using the funds of the investor in the Managed Account for which Hale Advisor serves as investment manager. The aggregate purchase price of the Common Stock held in the Managed Account was approximately $428,755 (excluding brokerage commissions and transaction costs).

The 333,333 shares of Common Stock for which Mr. Hale holds sole voting power were granted to Mr. Hale in his individual capacity as Chairman of the Board and Chief Executive Officer of the Company as a restricted stock award under the 2012 Company Plan.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The Reporting Persons beneficially own in the aggregate 3,883,648 shares of Common Stock, which represents approximately 26.0% of the outstanding shares of Common Stock. Each percentage ownership of shares of Common Stock set forth in this Statement is based on 14,946,839 shares of Common Stock reported by the Company as outstanding as of November 7, 2019 in its Quarterly Report on Form 10-Q filed with the SEC on November 11, 2019.

Each of the Hale Funds directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Hale Advisor, as the investment manager for each of the Hale Funds, Hale GP, as the general partner for each of the Hale Funds, and Mr. Hale, as the sole manager of Hale Advisor and Hale GP, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock beneficially owned by the Hale Funds and, consequently, Hale Advisor, Hale GP and Mr. Hale may be deemed to possess indirect beneficial ownership of such shares. Hale Advisor, Hale GP and Mr. Hale disclaim beneficial ownership of such shares for all other purposes.

Hale Advisor, as the investment manager of the Managed Account, beneficially owns the 725,464 shares of Common Stock held therein. Hale Advisor receives performance-based fees in relation to the Managed Account based on performance periods of five years. The shares of Common Stock in the Managed Account constitute less than 10% of the market value of the Managed Account. Mr. Hale, as the sole manager of Hale Advisor, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock held in the Managed Account. Mr. Hale disclaims beneficial ownership of such shares for all other purposes.

Mr. Hale holds sole voting power for 333,333 shares of Common Stock pursuant to a restricted stock award granted to him on June 28, 2019, in his individual capacity as Chairman of the Board and Chief

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CUSIP NO. 42834P108	Page 10 of 12 Pages

Executive Officer of the Company (the “Restricted Stock Award”). The Restricted Stock Award, which was approved by the Board and granted under the 2012 Company Plan, provides Mr. Hale voting rights for both vested and unvested shares of restricted stock awarded thereunder. Currently, no shares of Common Stock subject to the Restricted Stock Award are vested. The Restricted Stock Award (representing an award value of $200,000, based on the closing price per share for the Common Stock of $0.60 on June 28, 2019) fully vests on June 28, 2022. Mr. Hale is entitled to dividends or other distributions paid or made on the Restricted Stock Award, but only as and when the restricted stock to which such dividends or other distributions are attributable become vested. Any unvested shares under the Restricted Stock Award are forfeited upon termination of Mr. Hale’s employment with the Company prior to June 28, 2022 (provided that the shares will become fully vested upon Mr. Hale’s termination (i) by the Company without cause or by Mr. Hale for good reason following a change of control occurring on or prior to June 28, 2022, or (ii) due to Mr. Hale’s death or disability on or prior to June 28, 2022).

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference.

(c) As described in subsections (a)-(b) of this Item 5, Mr. Hale acquired beneficial ownership of 333,333 shares of Common Stock on June 28, 2019 pursuant to the Restricted Stock Award. Except as previously reported on Amendment No. 5 to the Schedule 13D, no other transactions in the Common Stock were effected during the past sixty days by the Reporting Persons.

(d) None.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The 2012 Company Plan provides for the granting of performance grants, performance shares, stock options, restricted stock, restricted stock units and stock appreciation rights to the Company’s employees, non-employee directors and certain service providers. The material terms of the performance goals under the 2012 Company Plan, as last approved by the Company’s stockholders at its annual meeting of stockholders held May 25, 2017, include (i) the eligibility of all present and future employees of the Company, non-employee directors of the Company and service providers other than employees or directors of the Company to receive awards under the 2012 Company Plan, (ii) the business criteria on which the performance goals for various types of awards are based, and (iii) annual limits on compensation that can be paid to any covered employee, equal to 200,000 shares per year for awards denominated in stock or $2,000,000 per year for awards denominated in cash. The Board may amend the 2012 Company Plan from time to time in such respects as it deems advisable and may terminate the 2012 Company Plan at any time. Unless sooner terminated by the Board, the 2012 Company Plan will terminate on January 31, 2022. The foregoing description of the 2012 Company Plan is qualified in its entirety by reference to the full text of such agreements and all exhibits thereto, which is filed as Exhibit 99.1 to this Amendment No. 6 and incorporated herein by reference.

The Company’s form of time-vested restricted stock awards for officers of the Company provides for restricted stock to be awarded to recipients subject to the terms and conditions of the 2012 Company Plan. Restricted stock granted thereunder vests on the date listed therein, provided that the participating officer remains continuously employed with the Company or its related companies from the date of grant through the specified vesting date. Recipients of such restricted stock awards have the right to vote both vested and unvested shares awarded thereunder. Any and all rights in any unvested shares of restricted stock are generally forfeited as of the date such officer’s employment is terminated (provided that such shares will become fully vested in the event of the officer’s death or disability or upon a change of control occurring on or prior to the vesting date). Recipients are entitled to dividends or other distributions paid or made on restricted stock but only as and when the restricted stock to which the dividends or other

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CUSIP NO. 42834P108	Page 11 of 12 Pages

distributions are attributable become vested. Dividends or other distributions paid on restricted stock that is forfeited is retained by the Company. A form of the time-vested restricted stock award for officers of the Company under the 2012 Company Plan is filed as Exhibit 99.2 to this Amendment No. 6 and incorporated herein by reference.

Hale Advisor serves as investment manager with respect to the Managed Account, in return for which Hale Advisor is paid (i) a management fee based on the value of the assets in the Managed Account and (ii) incentive-based fees based on the performance of the assets in the Managed Account over performance periods of five years. Hale Advisor can vote all proxies in accordance with the best interests of the Managed Account, as determined by Hale Advisor in its reasonable discretion, unless otherwise requested by the investor in the Managed Account. The shares of Common Stock in the Managed Account constitute less than 10% of the market value of the Managed Account.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description	Incorporated By Reference To
99.1	2012 Incentive Compensation Plan, effective April 18, 2012.	Appendix A to the Company’s Proxy Statement for the Annual Meeting of Stockholders held on May 25, 2017 (File No. 1-34964).

99.2	Form of Restricted Stock Award under 2012 Incentive Plan (officers - time vesting).	Exhibit 10.20 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (File No. 1-34964).

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CUSIP NO. 42834P108	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: December 27, 2019 HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP CAPITAL ADVISORS, LLC

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP FUND, L.P. By: Hale Partnership Capital Advisors, LLC, its General Partner

By: /s/ Steven A. Hale II
Name: Steven A. Hale II
Title: Manager

MGEN II – HALE FUND, L.P. By: Hale Partnership Capital Advisors, LLC, its General Partner

By: /s/ Steven A. Hale II
Name: Steven A. Hale II
Title: Manager

CLARK – HALE FUND, L.P. By: Hale Partnership Capital Advisors, LLC, its General Partner

By: /s/ Steven A. Hale II
Name: Steven A. Hale II
Title: Manager

/s/ Steven A. Hale II
STEVEN A. HALE II